

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2011

William Marginson
Chief Executive Officer
Vois, Inc.
8709 Hunters Green Drive
Suite 300
Tampa, Florida 33647

> **Re:** **Vois, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed December 23, 2010**
> **File No. 000-33035**

Dear Mr. Marginson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief